EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

On June 11, 2015, The Company consummated an agreement with an Institutional Entity, pursuant to which the Company received from it an undertaking to provide credit in the amount of NIS 500 million, for the purpose of refinance the Company's future debt in 2016. Such undertaking is in addition to previous undertakings (April 2, 2015, May 6, 2015) received by the Company from banking entities in the same context, in an aggregate amount of NIS 900 million.

It is noted that the undertaking is to provide credit to the Company in December 2016 with an average duration of approximately 4.9 years (repayment in five equal annual installments as of December 15, 2019 through December 15, 2023), at an aggregate interest rate of approximately 4.3% (fixed, shekel, non-linked interest).The remaining terms of the agreement are similar to the terms of the undertakings received from the banking entities, and as detailed in the previous immediate reports.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.